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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)
LAFARGE NORTH AMERICA INC.

(Name of Subject Company (issuer))
EFALAR INC.
a wholly owned subsidiary of
LAFARGE S.A.

(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)
505862-10-2

(CUSIP Number of Class of Securities)
Laurent Alpert
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Telephone: (212) 225-2340

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation* $2,387,354,550	Amount of filing fee** $255,446.94
*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share, of Lafarge North America Inc., a Maryland corporation, other than the shares owned by Lafarge S.A. and its subsidiaries, at a purchase price of $75.00 per share, net to the seller in cash. As of December 31, 2005 there were 71,436,455 shares of common stock outstanding, of which 39,605,061 shares are owned by Lafarge S.A. and its subsidiaries. As a result, this calculation assumes the purchase of 31,831,394 shares.
**the amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$255,446.94
Form or Registration No.:	Schedule TO-T
Filing Party:	Lafarge S.A.
Date Filed:	February 21, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐           issuer tender offer subject to Rule 13e-4.
☒           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

     This Amendment No. 5 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on February 21, 2006, by Lafarge S.A., a French société anonyme (“Parent”) and Efalar Inc., a Delaware corporation and direct, wholly-owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (“Common Shares”), of Lafarge North America Inc., a Maryland corporation (the “Company”) not owned by Parent and its subsidiaries, at a purchase price of $75.00 per Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 21, 2006 (“the Offer to Purchase”) and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).
Item 4. Terms of the Transaction.
     The penultimate sentence of the first paragraph under “THE OFFER—Section 2. Acceptance for Payment and Payment for Common Shares” on page 33 of the Offer to Purchase is amended by adding the following at the end thereof:
     “(except for such laws that govern general legal compliance).”
     The penultimate paragraph under “THE OFFER—Section 4. Withdrawal Rights” on page 38 of the Offer to Purchase is amended to read as follows:
     “Subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay acceptance for payment for Common Shares in order to comply in whole or in part with any applicable law (except for such laws that govern general legal compliance). If Purchaser is delayed in its acceptance for payment or is unable to accept for payment Common Shares pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer (including such rights as are discussed in “THE OFFER — Section 1. Terms of the Offer” and “THE OFFER — Section 11. Conditions to the Offer”) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may nevertheless, on behalf of Purchaser, retain tendered Common Shares, and such Common Shares may not be withdrawn except to the extent tendering shareholders are entitled to exercise, and duly exercise, withdrawal rights as described above.”

Items 13. Information Required by Schedule 13E-3.
Item 7. Purposes, Alternatives, Reasons and Effects.
     The following is inserted at the end of the second paragraph following the fourth bullet point under “SPECIAL FACTORS—Section 1. Background” on page 10 of the Offer to Purchase:
“The work group was an internal group consisting solely of employees of Parent and was not requested to make a formal recommendation as to the fairness of the Offer.”
     The last sentence of the last full paragraph on page 10 of the Offer to Purchase under “SPECIAL FACTORS— Section 1. Background” is amended to read as follows:
“At this meeting JPMorgan reviewed analysis relevant to the evaluation of a potential acquisition of the Common Shares and Exchangeable Preference Shares not already owned by Parent and the possibility of pursuing such acquisition either through a merger pursuant to a negotiated agreement with a special committee of independent directors of the Company or through a cash tender offer followed by a “short-form” merger.”
     The fourth full paragraph on page 11 of the Offer to Purchase under “SPECIAL FACTORS— Section 1. Background” is amended to read as follows:
“On February 5, 2006, a meeting of Parent’s board of directors was convened in Paris to discuss a potential tender offer for the publicly held Common Shares and Exchangeable Preference Shares. JPMorgan and BNP Paribas provided a presentation that the Board discussed at the meeting, which is described in the Offer to Purchase under “SPECIAL FACTORS— Section 4. Summary of JPMorgan and BNP Paribas Presentation to Parent’s Board of Directors.” The presentation given on February 5, 2006 was the final presentation, and constitutes the only materials presented to Parent’s board of directors by the financial advisors of Parent and thus the only such materials that Parent’s board of directors factored into its decision to proceed with the Offer. Parent’s board of directors did not receive any appraisal in connection with its consideration of the Offer. The presentation provided by JPMorgan and BNP Paribas contained various financial analyses at potential offer prices ranging from $68.00 to $78.00. Following discussions and questions by the board members to Parent’s management and Parent’s financial advisors and the recommendation of Parent’s management, Parent’s board authorized Parent’s management to proceed with a tender offer for the Common Shares and the Exchangeable Preference Shares not held by Parent and its subsidiaries at a cash price of $75.00 per share. In authorizing Parent’s management to proceed with the Offer, and in determining the Offer Price, Parent considered each of the analyses contained in the presentation provided by JPMorgan and BNP Paribas and described in “SPECIAL FACTORS— Section 4. Summary of JPMorgan and BNP Paribas Presentation to Parent’s Board of Directors,” the recommendation made by Parent’s management and the other factors described in “SPECIAL FACTORS— Section 2. Purpose and Reasons for the Offer; Plans for the Company After the Offer and the Merger” and “SPECIAL FACTORS— Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger.”
Item 8. Fairness of the Transaction.
     The last sentence of the last paragraph (added by Amendment 4 to the Combined Schedule filed with the SEC on March 16, 2006) under “SPECIAL FACTORS— Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” on page 18 of the Offer to Purchase is amended to read as follows:
“In making a determination as to fairness, Purchaser relied entirely on and expressly adopted the analyses and conclusions of Parent.”
     The second sentence of the first full paragraph (as amended by Amendment 4 to the Combined Scheduled filed with the SEC on March 16, 2006) on page 18 of the Offer to Purchase under “SPECIAL FACTORS— Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” is amended to read as follows:
“Parent considered that the going concern value was not a viable method of determining the value of the Common Shares for the purpose of this transaction. A valuation that contemplates the sale of a company as a going concern incorporates into that valuation a premium for the control of that company. In light of the fact that Parent already has, and will continue to have, control of the Company, Parent does not believe it would be appropriate for the securities of the unaffiliated shareholders to be valued on a basis that includes a control premium. For the foregoing reasons, Parent does not believe that a “going concern” valuation would be a viable or appropriate method of determining the value of the Common Shares for the purposes of this transaction.”
     The fourth bullet point under “SPECIAL FACTORS—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” beginning on page 16 of the Offer to Purchase is replaced with the following:
•	The analyses contained in the presentation provided by JPMorgan and BNP Paribas described below, which include a comparison of certain financial, operating and stock market data and forecasted financial information for selected publicly-traded companies in the building materials industry to similar information for the Company and an overview of premiums paid in other buy-in transactions. A summary of the JPMorgan and BNP Paribas presentation, which does not express an opinion with respect to the fairness of the Offer Price, is set forth in this Offer to Purchase under “SPECIAL FACTORS — Section 4. Summary of JPMorgan and BNP Paribas presentation to Parent’s Board of Directors.” In particular, Parent and Purchaser considered the following:
•	that the Offer Price was above the upper end of each of the trading ranges for the 6-month, 52-week, two-year, three-year and five-year ranges as described under “SPECIAL FACTORS — Section 4. Summary of JPMorgan and BNP Paribas presentation to Parent’s Board of Directors—Historical Stock Price Performance” on page 20 of the Offer to Purchase;

•	that over the twelve months prior to February 3, 2006, 95.2% of the traded volume in the Common Shares traded below $68.00 and 87.1% traded below $66.00, and thus the Offer Price was significantly above the price at which the bulk of trading had occurred over the past twelve months as described under “SPECIAL FACTORS — Section 4. Summary of JPMorgan and BNP Paribas presentation to Parent’s Board of Directors— Trading Prices of the Common Shares” on page 20 of the Offer to Purchase;

•	that the Offer Price represented a premium of 17.9% to the 1-week average share price prior to the announcement of the transaction of $63.64, which was higher than the median 1-week premium of 15% paid in US acquisitions by majority or controlling stockholders between January 1, 2005 and November 17, 2005 as described under “SPECIAL FACTORS — Section 4. Summary of JPMorgan and BNP Paribas presentation to Parent’s Board of Directors— Historical Acquisition by Majority or Controlling Stockholders Premia” beginning on page 22 of the Offer to Purchase.
     The first bullet point under “SPECIAL FACTORS— Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” on page 16 of the Offer to Purchase is amended to read as follows:
“The Offer Price represents a premium of approximately 16.7% to the closing price of $64.25 for the Common Shares on February 3, 2006, the last trading day prior to the date on which Parent’s intention to make the Offer was announced and a premium of approximately 31.0% to the average closing price of $57.27 for the Common Shares during the three months prior to February 3, 2006.”
     The second sentence of the second bullet point (as amended by Amendment 4 to the Combined Schedule filed with the SEC on March 16, 2006) under “SPECIAL FACTORS— Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” on page 16 of the Offer to Purchase is amended to read as follows:
“This demonstrates that the Offer Price is at a premium to a last prior trading price that already reflected favorable investor sentiment toward the Company’s performance and prospects and thus is at a premium to historical market prices. The premium of the Offer Price over historical market prices will allow long-term shareholders of the Company to realize significant capital gains.”

Item 10. Source and Amount of Funds or Other Consideration.
     The fourth sentence of the second paragraph under “THE OFFER— Section 9. Source and Amount of Funds” on page 46 of the Offer to Purchase is amended to read as follows:
“The ability of Parent to borrow under each of these facilities is subject to the absence of an event of default and the continued accuracy of representations with respect to Parent’s corporate status and power to own assets and carry on business; the binding nature of its obligations in the credit facilities’ documentation; the absence of any conflict of the credit facilities’ documentation and the Offer with applicable laws, Parent’s constituent documents and Parent’s other agreements; Parent’s power and authority to enter into and perform the credit facilities’ documentation and the Offer; the absence of an event of default; the absence of litigation; the absence of proceedings for winding-up or liquidation; compliance with environmental laws; compliance of the Offer with applicable laws and rules; and compliance with the covenant not to increase the Offer price without the consent of J.P. Morgan plc and BNP Paribas.”
     The third paragraph under “THE OFFER — Section 9. Source and Amount of Funds” with the heading “$2,800,000,000 Credit Facility” on page 46 of the Offer to Purchase is amended by adding the following at the end of the second sentence:
"(and of which (i) $2,200,000,000 may be used to pay for Common Shares or Exchangeable Preference Shares, to make payments to holders of options to acquire Common Shares or Exchangeable Preference Shares and to pay for other Offer costs and (ii) $600,000,000 may be used to refinance existing bank indebtedness of the Company and for general corporate purposes).”
     The third paragraph under “THE OFFER — Section 9. Source and Amount of Funds” with the heading “$2,800,000,000 Credit Facility” on page 46 of the Offer to Purchase is amended by adding the following at the end of the paragraph:
“This facility terminates if the Offer is withdrawn or lapses or the first payment for shares under the Offer does not occur by May 31, 2006.”

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE S.A.

By: /s/ Michel Bisiaux

Michel Bisiaux
Corporate Secretary

EFALAR INC.

By: /s/ Michel Bisiaux

Michel Bisiaux
Secretary
Dated: March 23, 2006